FORM 6-K

                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549

                        Report of Foreign Issuer
                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                      For the month of July, 2003

                      Intertape Polymer Group Inc.

       110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

         Form 20-F                          Form 40-F      X

            [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

              Yes                                  No      X

           [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
       82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.



Date:  July 14, 2003            By:  /S/ Andrew M. Archibald
                                     Andrew M. Archibald, Chief
                                     Financial Officer, Secretary,
                                     and Vice President, Administration

INTERTAPE POLYMER GROUP INC. COMPLETES BUY OUT OF OTHER COMMON SHAREHOLDERS IN PORTUGAL OPERATION AS BASE FOR EUROPEAN MARKET GROWTH

BRADENTON, Fla.--(BUSINESS WIRE)--July 14, 2003--Intertape Polymer Group Inc. (NYSE:ITP - News; TSX:ITP - News) today announced the Company has purchased fifty percent of the issued and outstanding common shares of Fibope Portuguesa-Filmes Biorientados S.A., a corporation organized under the laws of Portugal ("Fibope"). Intertape Polymer Group Inc. ("IPG") now owns all of the issued and outstanding common shares of Fibope.

Fibope is a manufacturer and distributor of shrink film based in Portugal that was established seven years ago. IPG Chairman and Chief Executive Officer, Melbourne F. Yull said: "This acquisition will enable us to take full advantage in Europe of our advanced technology in the shrink film sector. By consolidating ownership in the Portuguese operation under IPG, we will now have effective control of the manufacture and distribution of products, which we expect to lead to better and faster growth in Europe. Furthermore, we feel this is an excellent opportunity to create a platform to manufacture our pressure-sensitive performance products for distribution in the European market."

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 15 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

Contact:

     Intertape Polymer Group Inc.
     Melbourne F. Yull, 866-202-4713
     E-mail:itp$info@intertapeipg.com
     Web: www.intertapepolymer.com